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                               November 24, 2021

       Josephine Iannelli
       Chief Financial Officer
       Bar Harbor Bankshares
       PO Box 400
       82 Main Street
       Bar Harbor, ME 04609

                                                        Re: Bar Harbor
Bankshares
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2020
                                                            Filed March 10,
2021
                                                            File No. 001-13349

       Dear Ms. Iannelli:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Application of Critical Accounting Policies and Accounting Estimates, and Recent Accounting
       Pronouncements, page 48

   1. We note your disclosure of your critical accounting policies, which refers to the Notes to the Consolidated
Financial Statements for information regarding your significant accounting policies. In
future filings, please revise your disclosures to discuss
                                                        qualitative and
quantitative information necessary to understand the estimation uncertainty and the impact the
critical accounting estimate has had or is reasonably likely to have on financial condition or
results of operations, as well as a sensitivity analysis of the reported amount to the methods,
assumptions and estimates underlying the calculations. We also note that such
disclosure should supplement, not duplicate, the description of accounting policies that are
already disclosed in the notes to the financial statements. We refer you to
 Josephine Iannelli
Bar Harbor Bankshares
November 24, 2021
Page 2
         Section V of SEC Release No. 33-8350 and Item 303(b) of Regulation
S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Robert
Klein, Staff Accountant, at 202-551-3847 with any questions.



FirstName LastNameJosephine Iannelli                      Sincerely,
Comapany NameBar Harbor Bankshares
                                                          Division of
Corporation Finance
November 24, 2021 Page 2                                  Office of Finance
FirstName LastName